                                                                                    May 21, 2013

Deborah O’Neal-Johnson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments on 485(a) filing for the Wells Fargo Advantage Conservative Income Fund (the “Fund”)

Dear Ms. Johnson:

In response to your comments to the Registrant’s filing made on March 8, 2013 pursuant to Rule 485(a) of the Securities Act of 1933 (accession no. 0000907244-13-000103), which you relayed to us in our telephone conversation on April 22, 2013, please note the following responses:

1.         Comment:       You requested that we confirm whether or not the fee waiver described in the second footnote to the Fund’s Annual Fund Operating Expense table in the section in the Fund’s prospectus entitled “Fees and Expenses” is subject to recoupment by the Fund’s adviser.

Response:        The Fund’s fee waiver is not subject to recoupment by the adviser.

2.         Comment:       You requested that we consider removing the last sentence of the second paragraph included in the section entitled “Principal Investment Strategies” in the summary section of the Fund’s prospectus and including it only in the section entitled “Principal Investment Strategies” in the statutory section. The sentence states: “The Fund will not invest in auction rate securities, structured investment vehicle (SIV) structures or mortgage- or asset-backed securities primarily backed by sub-prime or Alt-A residential collateral.”

Response:        We respectfully decline to make this change because we believe that the fact that the Fund will not invest in these particular types of securities is a principal component of the Fund’s investment strategies and is particularly important information for potential investors in this Fund. Thus, we believe it should continue to be prominently disclosed in the summary section.

3.         Comment:       You suggested that we include the risks associated with a decline in the credit quality of an issue in our “Debt Securities Risk” disclosure in the summary and statutory sections of the prospectus.

Response:        We have made the requested change in both the summary and statutory sections of the prospectus as follows:

            Principal Investment Risks (summary section)

Debt Securities Risk. The issuer of a debt security may fail to pay interest or principal when due, and the value of a debt security may decline if an issuer defaults or if its credit quality deteriorates. Changes in market interest rates may reduce the value of debt securities or reduce the Fund’s returns.

            Description of Principal Investment Risks (statutory section)

            Debt Securities Risk

Debt securities, such as notes and bonds, are subject to credit risk and interest rate risk. Credit risk is the possibility that an issuer or credit support provider of an instrument will be unable to make interest payments or repay principal when due and that the value of a debt security may decline if an issuer defaults or if its credit quality deteriorates. Changes in the financial strength of an issuer or credit support provider or changes in the credit rating of a security may affect its value. Interest rate risk is the risk that market interest rates may increase, which tends to reduce the resale value of certain debt securities, including U.S. Government obligations. Debt securities with longer durations are generally more sensitive to interest rate changes than those with shorter durations. Interest rates have remained at historical lows for an extended period of time. If interest rates rise quickly, it may have a pronounced negative effect on the value of certain debt securities. Changes in market interest rates do not affect the rate payable on an existing debt security, unless the instrument has adjustable or variable rate features, which can reduce its exposure to interest rate risk. Changes in market interest rates may also extend or shorten the duration of certain types of instruments, such as asset-backed securities, thereby affecting their value and returns. Debt securities may also have, or become subject to, liquidity constraints.

4.         Comment:       Under “Principal Investment Risks,” you requested that we tailor our “Derivatives Risk” to describe only the specific types of derivative securities in which the Fund will invest.

            Response:        We respectfully decline to make this change because the description of “Derivatives Risk” in the Fund’s prospectus is intended to represent a discussion of the risks associated with investing in all types derivatives. However, we note that the “Principal Investment Risks” also includes disclosure relating specifically to risks associated with investing in futures—the one category of derivative included in the Fund’s principal investment strategies.

5.         Comment:       You requested that, if shareholders are required to be notified if the Fund undergoes an investment objective change, we make note of such fact.

Response:        There is no requirement that the Fund notify shareholders when it makes a change to its investment objective. Consistent with Item 9 of Form N-1A, we disclose the following in the “Key Fund Information” section of the Prospectus:

“The investment objective of the Fund in this Prospectus is non-fundamental; that is, it can be changed by a vote of the Board of Trustees alone.”

6.         Comment:       You indicated that you believe that the principal investment strategies disclosure in the Fund summary is not a summary of those strategies, but instead repeats the same information disclosed in the principal investment strategies in the section entitled “Conservative Income Fund” in the statutory portion of the prospectus.

Response:        While we agree that there is a significant amount of overlap between the principal investment strategies in the Fund summary and the principal investment strategies in the section entitled “Conservative Income Fund” (the “Item 9 disclosure”), we believe that the Fund Summary disclosure provides an appropriate level of detail that is relevant to a prospective shareholder in making an investment decision. In the Item 9 disclosure, the description of the principal investment strategies differs from that in the Fund summary in that it offers information concerning the Fund’s active trading of portfolio securities and temporary defensive position strategies. The Fund summary lacks this description. Thus certain strategies have not been included in the description of principal investment strategies in the Fund summary, although they are included in the Item 9 disclosure. For all Wells Fargo Advantage Funds, we have taken the approach of including consistent core principal investment strategies disclosure in both the Fund summary and the Item 9 disclosure, while providing additional detail in the Item 9 disclosure where relevant. We believe this approach best serves the purpose of adequately informing potential investors about a Fund’s investment strategy. Consequently, we respectfully decline to modify the description of the principal investment strategies for the Fund.

7.         Comment:       You requested that we disclose the method used to calculate the composite performance information contained in the section entitled “Sub-Adviser’s Prior Performance History.”

Response:        We have added disclosure stating that the composite performance information has been calculated in accordance with the methodology contained in the CFA Institute’s Global Investment Performance Standards.

8.         Comment:       You requested that we add a parenthetical explanation that the index included in the Fund’s Average Annual Total Return table in the section entitled “Sub-Adviser’s Prior Performance History” does not reflect deductions for fees, expenses or taxes.

Response:        We have made the requested change.

9.         Comment:       With respect to the first sentence in the section entitled “Further Explanation of Investment Policies” in the Fund’s Statement of Additional Information, you noted that the Securities and Exchange Commission staff considers privately-issued mortgage-backed securities to be a single industry or group of industries for purposes of a fund’s policy with respect to concentration of investments in any particular industry or group industries.

Response:        We have removed the sentence from the SAI.

10.       Comment:       You requested that, if the Fund will invest in credit default swaps and total return swaps, we confirm the Fund’s policy with respect to segregating or earmarking liquid securities to “cover” these transactions.

Response:        The Fund’s compliance policies and procedures require that (i) when the Fund is a seller of protection in a credit default swap, the Fund’s subadviser must cause the Fund to cover the full notional amount of the contract; and (ii) when the Fund enters into other types of swaps, including total return swaps, as a seller of protection in which payment obligations are netted, the subadviser must cause the Fund to cover the Fund's current obligation as marked to market daily.

            *                      *                      *                      *                      *

We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on March 8, 2013, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about June 1, 2013. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (415) 947-4805 if you have any questions or comments with respect to this matter.

Sincerely,

Devin Sullivan

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC